PECO ENERGY COMPANY
DESCRIPTION OF SECURITIES

As of December 31, 2019, PECO Energy Capital Trust III (the Trust), a statutory business trust and indirect, wholly owned subsidiary of PECO Energy Company (PECO), had 78,105 Capital Trust Pass-Through Securities (the Capital Securities) registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act). The Capital Securities each represent a 7.38% Cumulative Preferred Security, Series D (a Series D Preferred Security) of PECO Energy Capital, L.P., a limited partnership formed under the laws of the State of Delaware (PECO Energy Capital). Each share of the Series D Preferred Securities has a stated liquidation preference of $1,000.

The Trust used the proceeds from the sale of its Capital Securities to purchase the Series D Preferred Securities, which will be the sole assets of the Trust.  PECO Energy Capital lent the proceeds from the sale of its Series D Preferred Securities, plus the capital contribution made by PECO Energy Capital Corp., a Delaware corporation and the sole general partner of PECO Energy Capital, to PECO, which loan was evidenced by PECO’s 7.38% Subordinated Deferrable Interest Debentures, Series D, due 2028 (the Series D Subordinated Debt Securities).

Holders of the Capital Securities are entitled to receive distributions at the rate of 7.38% of the liquidation amount of $1,000 per Capital Security accumulating from the date of original issuance and payable (subject to any extension period) semiannually in arrears on April 30 and October 31, of each year, commencing April 30, 1998.  Whenever the Trust receives any cash distribution representing a semiannual distribution on the Series D Preferred Securities (whether or not distributed by PECO Energy Capital on the regular semiannual distribution date therefor) or payment under the Payment and Guarantee Agreement (the Series D Guarantee) issued by PECO for the benefit of the holders of the Series D Preferred Securities, the Trust will distribute such amounts to the holders of the Capital Securities in proportion to their respective number of Series D Preferred Securities represented by such Capital Securities.

Through the Series D Guarantee, the Amended and Restated Trust Agreement relating to the Trust, the Indenture dated as of July 1, 1994 between PECO and First Union National Bank, as successor trustee, and the Series D Subordinated Debt Securities, taken together, PECO fully, irrevocably and unconditionally guarantees all of PECO Energy Capital's obligations under the Series D Preferred Securities.  Under the Series D Guarantee, PECO will guarantee payment of accumulated and unpaid semiannual distributions, amounts payable upon redemption and amounts payable upon liquidation with respect to the Series D Preferred Securities, in each case, only to the extent that PECO Energy Capital has funds on hand legally available therefor and payment does not violate applicable law.  The obligations of PECO under the Series D Guarantee are subordinate and junior in right of payment to all general liabilities of PECO and its obligations under the Series D Subordinated Debt Securities will be subordinate and junior in right of payment to all senior indebtedness of PECO.